

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Jeff Brand
President
My Palace Portal, Inc.
2201 Long Prairie Road, Suite 107-173
Flower Mound, TX 75022

> **Re: My Palace Portal, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 29, 2020**
> **File No. 024-11285**

Dear Mr. Brand:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Use of Proceeds, page 14

1. Please revise the 25% scenario so that the uses of proceeds total the $1,050,000 net proceeds. In this regard, we note that with the revised amount for sales and marketing personnel the amounts no longer total properly.

Financial Statements
Balance Sheet, page 26

2.   We note your response that the note payable to shareholder was inadvertently left off the audited financial statements by the edgarizer. However, we note this amount is still not shown on the face of your balance sheet. Please revise to include the amount of this note payable.

Note 7 - Related Party Transactions, page 32

3.   Please revise to disclose the purchase of the website for the Company by Mr. Brand as disclosed on page 22.

Note 8 - Going Concern, page 32

4.   We note from your response to prior comment 6 that you have a non-binding, oral offer from Mr. Brand to loan the company up to $75,000. Please revise your disclosure here to clarify that the "commitment" from your shareholder is a non-binding, oral offer to provide additional funds.

Exhibits

5.   Please revise to include a current, updated auditor consent with each amendment.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney- Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cass Keramidas